December 7, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (480)718-4398

Timothy Donovan
Executive Vice President and General Counsel
Allied Waste Industries, Inc.
18500 North Allied Way
Phoenix, Arizona 85054

      Re: **Allied Waste Industries, Inc.**
              Definitive 14A
              Filed April 10, 2007
              File No. 001-14705

Dear Mr. Donovan:

      We have reviewed your response letter dated October 11, 2007, and have the following comment. Please respond to our comment by December 21, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Narrative to the Summary Compensation Table and Plan-Based Awards Table, page 37

Long-Term Cash Incentive Compensation, page 40

1.   We note your response to prior comment 10 and reissue the comment. Please provide a detailed analysis as to why the disclosure of the targets would result in competitive harm. We note your assertion that "[d]isclosure of the specific performance metrics would provide [] competitors with insight regarding the Company's near-term business strategy." However, it appears that such insight could be extrapolated from the ranges of performance that you make available to the public.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor